UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 1)*

SIZELER PROPERTY INVESTORS INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.00001 PER SHARE

(Title of Class of Securities)

830137-10-5

(CUSIP Number)

Mark M. Tanz

P.O. Box N7776

Lyford Cay, Nassau

Bahamas

(242) 362-4169

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Robert E. King, Jr., Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

June 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D/A

CUSIP NO. 830137-10-5

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON MARK M. TANZ
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,203,642 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 1,203,642 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,642
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D amends certain information contained in the Schedule 13D dated May 6, 2005. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)	As of the close of business on June 2, 2005, the Reporting Person owns 1,203,642 shares of Common Stock representing 5.7% of the total outstanding shares of Common Stock of the Issuer. The foregoing is based upon 20,987,315 shares of Common Stock outstanding which represents the number of shares of Common Stock reported outstanding in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2005.

(b)	The Reporting Person has the sole power to vote and dispose of 1,203,642 shares of Common Stock.

(c)	The Reporting Person has made the following purchases of Common Stock pursuant to open market transactions since May 6, 2005:

Date	# of Shares	Price Per Share
05/09/05	65,400	$12.03
05/10/05	52,000	$12.11

In addition, on May 18, 2005, the Reporting Person was granted 2,000 shares of Common Stock in connection with his election to the Board of Directors of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit:

Exhibit 99.2. Letter Agreement between the Reporting Person and the Toronto-Dominion Bank, dated May 17, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2005

/s/ Mark M. Tanz
Name: Mark M. Tanz